

January 11, 2013

Via E-mail
Mr. E. Lee Wyatt, Jr.
Chief Financial Officer
Fortune Brands Home & Security, Inc.
520 Lake Cook Road
Deerfield, Illinois 60015

> **RE: Fortune Brands Home & Security, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 22, 2012**
> **Form 10-Q for the Period Ended September 30, 2012**
> **Filed November 5, 2012**
> **Form 8-K**
> **Filed October 23, 2012**
> **Response dated January 7, 2013**
> **File No. 1-35166**

Dear Mr. Wyatt:

We have reviewed your response letter dated January 7, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis

Critical Accounting Policies and Estimates

Long-Lived Assets, page 42 and Goodwill and Indefinite-Lived Intangible Assets, page 42

2. We note your response to comment five in our letter dated December 14, 2012. You changed
    the methodology used in 2011 to value goodwill by also including the market approach.
    Please help us better understand the impact of the change in methodology. Please
    specifically tell us if the fair values would have continued to exceed the carrying values and
    the corresponding percentage by which the fair values would have exceeded the carrying
    values of the Therma-Tru entry doors and Simonton windows reporting units if only the
    income approach had been used similar to prior years.

Form 10-Q for the Period Ended September 30, 2012

Management's Discussion and Analysis

Results of Operations, page 22

3. We note your response to comment 13 in our letter dated December 14, 2012. Your
    proposed disclosures still do not appear to quantify the impact of each factor when multiple
    factors contribute to material changes in a line item. For example, your proposed disclosures
    do not quantify the impact of higher sales volumes, price increases, and higher customer
    program costs on net sales. Similarly, your proposed disclosures do not provide any
    quantification of factors that impacted operating income. Please revise your disclosures
    accordingly. Please also consider discussing the impact of specific products or similar
    products that may have significantly impacted a segment's results in a given period.

Form 8-K Filed October 23, 2012

4. We note your response to comment 15 in our letter dated December 14, 2012. Please expand
    your disclosures to explain that your non-GAAP financial measures reflect the expected
    return on plan assets, which you have disclosed, as a result of your non-GAAP financial
    measures removing the expense from actuarial gains or losses associated with your defined
    benefit plans. Please also expand your disclosures to further explain why you believe
    providing non-GAAP financial measures which adjust for the expense from actuarial gains or
    losses provides useful information to investors. Specifically, it is not clear why these
    actuarial gains and losses would not be considered to be part of your underlying business
    performance similar to your other compensation costs.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief